Exhibit 99.1

I-Mab Announces the Appointment of Raj Kannan as CEO

GAITHERSBURG, MD. and SHANGHAI, CHINA, June 22, 2023 — I-Mab (“I-Mab” or the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of pioneering immunotherapies, today announced the appointment of Mr. Raj Kannan as the Company’s new Chief Executive Officer and a member of the board of directors effective June 22, 2023. This appointment serves as a significant step towards further realizing I-Mab’s mission of delivering transformative therapies to patients worldwide.

Raj Kannan has over 30 years of industry experience in creating and developing global specialty medicine franchises as a biotech CEO. Mr. Kannan has successfully led blockbuster product launches across several therapeutic areas including oncology both in the U.S. and globally. More recently, as the Chief Executive Officer of Aerie Pharmaceuticals, and before that of Chiasma Pharmaceuticals, he delivered significant value to shareholders exiting both companies successfully while increasing the potential reach of approved and candidate medicines. Mr. Kannan’s bio can be found at https://www.i-mabbiopharma.com/leadership/.

“I am very pleased to welcome Mr. Raj Kannan on board. Raj joins the Company at a critical juncture to strengthen its strategic position as a U.S.-based global company. Raj is a distinguished leader with the global experience and vision to drive sustainable growth and realize the full potential of our differentiated oncology portfolio as we move into our next phase of growth and innovation,” said Dr. Jingwu Zang, Founder and Chairman of I-Mab. “I would also like to thank Dr. Andrew Zhu, who had served as acting Chief Executive Officer of the Company since September 2022. Andrew will continue to lead the Company’s R&D as President of I-Mab and serve as a member of the board of directors.”

“It is an exciting time to be joining I-Mab with the Company’s advanced and differentiated clinical assets generating promising clinical data,” said Mr. Kannan. “I look forward to working with Dr. Zang and the talented team at I-Mab to further advance the robust pipeline to deliver on the full potential of the portfolio globally.”

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company focused on discovery, development and soon, commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-Proof-of-Concept and Fast-to-Market development strategies through internal R&D and global partnerships and commercial partnerships. I-Mab has established its global footprint in Shanghai, Beijing, Hangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://www.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter, and WeChat.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab's ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab's drug candidates; I-Mab's ability to achieve commercial success for its drug candidates, if approved; I-Mab's ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab's limited operating history and I-Mab's ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; I-Mab’s strategies, plans, objectives and goals and I-Mab’s ability to successfully implement these strategies, plans, objectives and goals, as well as those risks more fully discussed in the "Risk Factors" section in I-Mab's most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab's subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Contacts

Richard Yeh Chief Operating Officer, interim Chief Financial Officer IR@i-mabbiopharma.com	Gigi Feng Chief Communications Officer PR@i-mabbiopharma.com